INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 10, 2021

Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Registrant”) File No. 333-191476 and 811-22894 on behalf of the Vivaldi Merger Arbitrage Fund and Vivaldi Multi-Strategy Fund (the “Vivaldi Funds”)

Dear Mr. Zapata:

This letter summarizes the comments provided by you on August 3, 2020, to the Preliminary Proxy Statement on Schedule 14A filed by Investment Managers Series Trust II (the “Trust”) with the Commission via EDGAR Accession No. 0001398344-21-014986 on July 28, 2021 (the “Proxy Statement”). The purpose of the Proxy Statement is to solicit proxies in connection with a meeting of the shareholders of the Vivaldi Funds, at which such shareholders will be asked to approve a new investment advisory agreement with Vivaldi Asset Management, LLC due to a change of control. The responses to the comments are included below and will be reflected in the Trust’s definitive Proxy Statement.

1.	Comment: Confirm that the bracketed information (dates and dollar amounts) in this preliminary proxy filing will be finalized with no brackets in the definitive proxy filing.

Response: The Registrant confirms that definitive proxy filing contains final information with no brackets.

2.	Comment: Confirm to the Staff that the definitive proxy filing contains all required information pursuant to Item 22c of Schedule 14a.

Response: The Registrant confirms that definitive proxy filing contains all required information pursuant to Item 22c of Schedule 14a.

3.	Comment: This first bullet on page 10 under the heading under “Advisory Fees and Expense Ratios” states that “[t]he Board also considered that VAM manages assets for a private fund and an ETF with similar investment strategies as those used by the Vivaldi Merger Arbitrage Fund, but that those accounts have different restrictions than the Fund regarding position sizing, restricted securities/sectors and leverage, and as a result, those accounts have differing fee structures.” State if the fee structure for the private fund and the ETF are lower than the Fund’s fee structure.

Response: The disclosure has been revised as follows:

The Board also considered that VAM manages assets for a private fund and an ETF with similar investment strategies as those used by the Vivaldi Merger Arbitrage Fund, but that those accounts have different restrictions than the Fund regarding position sizing, restricted securities/sectors and leverage, and as a result, those accounts have differing fee structures. The Board observed that the Vivaldi Merger Arbitrage Fund’s advisory fee was higher than the management fees of the ETF and the private fund, but noted that the private fund also pays a performance-based fee and therefore could pay higher overall fees than the Fund, depending on the private fund’s performance.

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Please contact the undersigned at (626) 914-1360 should you have any questions or comments regarding the Amendment. I can also be reached at joy.ausili@mfac-ca.com.

Sincerely,

/s/ Joy Ausili

Joy Ausili

Vice President